# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Omada Health, Inc., CIK 0001611115
CUSIP: 68170A108
Title of class of securities: Common stock, $0.001 par value per share
Address of issuer's principal executive offices: 611 Gateway Blvd., Suite 120, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002131472

## Reporting persons
- The Cigna Group: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,444,630; sole dispositive power 0; shared dispositive power 3,444,630; aggregate amount beneficially owned 3,444,630 (5.8% of the class)
- Cigna Ventures, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,444,630; sole dispositive power 0; shared dispositive power 3,444,630; aggregate amount beneficially owned 3,444,630 (5.8% of the class)

## Item 1. Issuer
Name of issuer: Omada Health, Inc.
Address of issuer's principal executive offices: 611 Gateway Blvd., Suite 120, South San Francisco, CA 94080

## Item 2. Person Filing
Name of person filing:
This statement is filed by the following entities and individuals (collectively, referred to as the "Reporting Persons"):

The Cigna Group

Cigna Ventures, LLC
Address of principal business office or, if none, residence: The address of the principal business office for each of the Reporting Persons is 900 Cottage Grove Rd., Bloomfield, CT 06002.
Citizenship: The citizenship of each of the Reporting Persons is: Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Cigna Ventures, LLC is a wholly owned subsidiary of The Cigna Group, and The Cigna Group may be deemed to have shared voting and dispositive power with respect to the shares held by Cigna Ventures.

Amount beneficially owned: 3,444,630
Percent of class: 5.8%
Sole power to vote or to direct the vote: 0.00
Shared power to vote or to direct the vote: 3,444,630
Sole power to dispose or to direct the disposition: 0.00
Shared power to dispose or to direct the disposition: 3,444,630

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- The Cigna Group: /s/ Andrea Nelson, Executive Vice President, General Counsel and Corporate Secretary (06/23/2026)
- Cigna Ventures, LLC: /s/ Craig Cimini, President (06/23/2026)